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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   097189-10-4
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 26, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 097189-10-4                                                PAGE 2 OF 8

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joel M. Greenblatt
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    AF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                              7     SOLE VOTING POWER

  NUMBER OF                         0 shares
   SHARES                     --------------------------------------------------
BENEFICIALLY                  8     SHARED VOTING POWER
  OWNED BY
    EACH                            186,050 shares
  REPORTING                   --------------------------------------------------
   PERSON                     9     SOLE DISPOSITIVE POWER
    WITH
                                    0 shares
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    186,050 shares
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    186,050 shares
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.1%
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14  TYPE OF REPORTING PERSON*

    IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 097189-10-4                                                PAGE 3 OF 8


ITEM 1.  SECURITY AND ISSUER

         Securities Acquired:    Series A Convertible Preferred Stock, $0.001
                                 par value per share ("Preferred Stock")

         Issuer:  Bogen Communications International, Inc.

         Principal Executive Offices:       50 Spring Street
                                            Ramsey, New Jersey 07446


ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed by Joel M. Greenblatt (hereinafter sometimes referred to as the "Reporting Person") in his capacity as controlling person of the following entities:

         (i) Alfred Partners, LLC, a Delaware limited liability company ("Alfred LLC"); and

         (ii) Gotham Capital III, L.P., a Delaware limited partnership ("Gotham III").

         (b), (c) and (f) The Reporting Person and other entities described above has a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753.

         Joel M. Greenblatt is a citizen of the United States residing in the State of New York whose principal occupation is as General Partners of Gotham III and Managing Member of Alfred LLC.

         Gotham III is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Alfred LLC is a privately owned Delaware limited liability company the principal business of which is to invest in securities and other financial instruments and to act as General Partner of Alfred Partners, L.P., an affiliate of Gotham III.


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CUSIP NO. 097189-10-4                                                PAGE 4 OF 8


         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The source of the funds used by Mr. Greenblatt to purchase Preferred Stock on behalf of Gotham III and Alfred LLC was working capital. The approximate aggregate amount of funds used to purchase such securities were $650,000 and $350,000, respectively (exclusive of commissions and other expenses). All such securities were acquired directly from the Issuer in a privately negotiated transaction.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The purpose of the transaction for the Reporting Person is for investment. The Reporting Person may from time to time make additional purchases of the Issuer's Common Stock, $.001 par value per share ("Common Stock"), or other securities of the Company, and may dispose of any or all of such securities or of the Issuer's Common Stock held by it into which the Preferred Stock may be converted. The Reporting Person, along with certain other persons, purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement described in Item 6 hereto.

         Other than as described in Item 6 hereto, the Reporting Person has not made any proposals to the Company which relates to, or could result in, any of the matters referenced in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his positions with respect to the Issuer, and may change his intentions as stated above. The Reporting Person may communicate with management and other shareholders of the Company with respect to his investment in or interest in the Company.

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CUSIP NO. 097189-10-4                                                PAGE 5 OF 8


 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership by Joel M. Greenblatt of Common Stock of the Issuer as of the date hereof is as follows:


        NO. OF SHARES DEEMED              NATURE OF OWNERSHIP                     PERCENTAGE OF CLASS
      TO BE BENEFICIALLY OWNED:           -------------------                     -------------------
      -------------------------

               3,500*                 The record ownership and                             3.0%
                                      economic interest in such shares
                                      is held by Alfred LLC.  Mr.
                                      Greenblatt is the managing
                                      member of Alfred LLC and,
                                      therefore, may be deemed to
                                      have indirect beneficial
                                      ownership of, and shared voting
                                      and dispositive power with
                                      respect to, such shares.


               6,500**                The record ownership and                             5.4%
                                      economic interest in such shares
                                      is held by Gotham III.  Mr.
                                      Greenblatt is the sole general
                                      partner of Gotham III and,
                                      therefore, may be deemed to
                                      have indirect beneficial
                                      ownership of, and shared voting
                                      and dispositive power with
                                      respect to, such shares.

* The foregoing 3,500 shares of Preferred Stock presently are convertible into 65,118 shares of the Issuer's Common Stock, $.001 par value per share.

** The foregoing 6,500 shares of Preferred Stock presently are convertible into 120,932 shares of the Issuer's Common Stock, $.001 par value per share.

     Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 10,000 shares of Preferred Stock which presently are convertible into 186,050 shares which would represent 8.1% of the Common Stock of the Issuer. Joel M. Greenblatt does not beneficially own any shares of Preferred Stock of the Issuer other than through his interests as a general partner or managing member as foresaid, and he does not have exclusive voting or dispositive power over any such shares.
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CUSIP NO. 097189-10-4                                                PAGE 6 OF 8



         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 2,103,126 shares of Common Stock reported outstanding by the Issuer prior to the conversion of any Preferred Stock and reflects the Issuer's repurchase of 3,701,919 shares of Common Stock from Geotek Communications Inc. on November 26, 1997 and the sale of 46,295 shares of Common Stock on such date.

         (b) Alfred LLC and Gotham III each have the sole power to vote and dispose of the Preferred Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Member and on behalf of Gotham III by its sole general partner. Joel M. Greenblatt is the sole general partner of Gotham III and the managing member of Alfred LLC. Therefore, Joel M. Greenblatt may be deemed to have shared voting and dispositive power over the 10,000 shares of Preferred Stock which presently are convertible into 186,050 shares representing 8.1% of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham III and Alfred LLC.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty (60) days by the Reporting Persons are as follows. All such transactions comprise privately negotiated purchases of the Preferred Stock from the Issuer unless otherwise indicated.

REPORTING PERSON     DATE         NO. OF SHARES     PRICE PER SHARE      TOTAL
----------------     ----         -------------     ---------------      -----

Alfred LLC           11/26/97        3,500*              $5.375       $ 350,000
Gotham III           11/26/97        6,500*              $5.375       $ 650,000

* The foregoing 3,500 shares of Preferred Stock and 6,500 shares of Preferred Stock presently are convertible into 65,118 and 120,932 shares of the Issuer's Common Stock, $.001 par value per share, respectively.

     (d) Not Applicable.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person together with unrelated other investors (collectively, the "Investors") purchased the Preferred Stock pursuant to a Convertible Preferred Stock Purchase Agreement dated November 26, 1997 (the "Agreement"). Pursuant to the terms of the Agreement, the Issuer agreed to issue to the Investors (including the Reporting Person) an aggregate 200,000 shares of its Preferred Stock for an aggregate purchase price of $20,000,000. Such Preferred Stock presently is convertible into an aggregate 3,721,000 shares which would represent an aggregate of 63.9% of the Issuer's Common Stock after conversion. The Agreement also provided for the resignation of certain of the Issuer's former members of its Board of Directors and for the election of Jeffrey Schwarz (a Reporting Person), Daniel Schwartz, Jon Guss and Michael Fleischer to the Issuer's Board of Directors and to certain committees of the Board of Directors. Other than their common actions and agreements with the Company, as set forth in the Agreement entered into by each of the Investors, the Reporting Person has no other agreements or understandings with respect to the purchase or sale of Preferred Stock or Common Stock, and the Reporting Person disclaims the existence of a group for any purpose.


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CUSIP NO. 097189-10-4                                                PAGE 7 OF 8


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.



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CUSIP NO. 097189-10-4                                                PAGE 8 OF 8



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                                 By: /s/ Joel M. Greenblatt
                                                     --------------------------
                                                         Joel M. Greenblatt



Dated as of: December 5, 1997